UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A

Amendment No. 5

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ONEMAIN HOLDINGS, INC.
(Name of Subject Company)

IEG HOLDINGS CORPORATION
(Offeror and Issuer) (Names of Filing Persons (identifying status as offeror, issuer or other person)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

85172J101
(CUSIP Number of Class of Securities)

Paul Mathieson President and Chief Executive Officer IEG Holdings Corporation 6160 West Tropicana Ave., Suite E-13 Las Vegas, NV 89103 (702) 227-5626
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with copies to: Laura Anthony, Esq. Legal & Compliance, LLC 330 Clematis Street, Suite 217 West Palm Beach, FL 33401

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$1,468,826,186.40	$170,236.96

*	Estimated solely for the purpose of calculating the registration fee. The market value of securities to be received was calculated as the product of (i) 269,509,392 shares of IEG Holdings Corporation common stock to be issued if all outstanding OneMain Holdings, Inc. shares are tendered (134,754,696 OneMain Holdings, Inc. shares outstanding as of November 1, 2016, as reported in OneMain Holdings Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016) and (ii) the last sale price of IEG Holdings Corporation’s common stock of $5.45 per share on December 30, 2016.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$170,236.96
Form or Registration No.:	Form S-4

Filing Party:	IEG Holdings Corporation
Date Filed:	January 5, 2017

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[  ] issuer tender offer subject to Rule 13e-4.

[  ] going-private transaction subject to Rule 13e-3.

[  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[  ] Rule 133-4(i) (Cross-Border Issuer Tender Offer)

[  ] Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 5 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on January 5, 2017 by IEG Holdings Corporation, a Florida corporation (“IEG Holdings”), as amended (the “Schedule TO”), relating to the offer (the “Offer”) by IEG Holdings to exchange for each outstanding share of common stock, $0.01 par value per share, of OneMain Holdings, Inc. (“OneMain”), a Delaware corporation, two shares of IEG Holdings common stock. IEG Holdings has filed with the SEC a Registration Statement on Form S-4 dated January 5, 2017, relating to the offer and sale of shares of IEG Holdings common stock to be issued to holders of OneMain shares in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the preliminary Prospectus/Offer to Exchange, which is a part of the Registration Statement (the “Prospectus”), and the related letter of transmittal (the “Letter of Transmittal”), which were filed as exhibits to the Schedule TO. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by IEG Holdings, is hereby expressly incorporated into this Schedule TO by reference in response to items 1 through 11 of the Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Amendment to the Schedule TO

Items 1 through 9, and Item 11.

All information contained in the Offer to Exchange and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer, is expressly incorporated herein by reference with respect to Items 1-9 and 11 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“On February 7, 2017, IEG Holdings announced today that it had extended, to 5 p.m., Eastern time, on March 27, 2017, the expiration of its tender offer to purchase up to all outstanding shares of the common stock of OneMain; provided, however, that IEG Holdings is willing to accept any number of shares of OneMain common stock, even if such shares, in the aggregate, constitute less than a majority of OneMain's outstanding common stock. IEG Holdings is offering to exchange for each outstanding share of common stock of OneMain two shares of IEG Holdings' common stock. All other terms and conditions of the offer remain unchanged.

The depository and exchange agent for the offer has informed IEG Holdings that, as of 5:00 p.m. on Monday, February 6, 2017, approximately 6,447 shares have been validly tendered and not properly withdrawn.

The full text of the press release issued by IEG Holdings announcing the extension of the Offer is incorporated by reference herein.”

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

Exhibit No.	Description
99(a)(5)(E)	Press release of IEG Holdings Corporation dated February 7, 2017 (incorporated by reference to IEG Holdings Corporation’s Current Report on Form 8-K filed with the Commission on February 7, 2017).

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IEG HOLDINGS CORPORATION

By:	/s/ Paul Mathieson
Name:	Paul Mathieson
Title:	President and Chief Executive Officer
Date:	February 14, 2017

EXHIBIT INDEX

Exhibit No.	Description
99(a)(5)(E)	Press release of IEG Holdings Corporation dated February 7, 2017 (incorporated by reference to IEG Holdings Corporation’s Current Report on Form 8-K filed with the Commission on February 7, 2017).